Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Jefferies LLC

520 Madison Avenue

New York, New York 10022

May 5, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Courtney L. Lindsay II

Re:	Ayala Pharmaceuticals, Inc.

Registration Statement on Form S-1

Registration File No. 333-236942

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Ayala Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on May 7, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 600 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from May 4, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	Citigroup Global Markets Inc.

By:	/s/ Dean Poniros
Name: Dean Poniros
Title: Vice President

By:	Jefferies LLC

By:	/s/ Netanel Ginor
Name: Netanel Ginor
Title: Head of Israel IB

[Signature Page to Underwriters’ Acceleration Request]